FILE No. 70-9543

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
            ------------------------------------------------
                             AMENDMENT NO. 4
                                   TO
                                FORM U-1
                         APPLICATION/DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


          NORTHEAST UTILITIES           NORTHEAST GENERATION SERVICES
         174 Brush Hill Avenue                   COMPANY
    West Springfield, MA 01090-0010          107 Selden Street
                                             Berlin, CT  06037

              (Name of companies filing this statement and
                addresses of principal executive offices)

                           NORTHEAST UTILITIES
                 (Name of top registered holding company)

                         Cheryl W. Grise', Esq.
          Senior Vice President, Secretary and General Counsel
                   Northeast Utilities Service Company
                              P.O. Box 270
                    Hartford, Connecticut  06141-0270
                 (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

     David R. McHale                   Jeffrey C. Miller, Esq.
     Vice President and Treasurer      Assistant General Counsel
     Northeast Utilities               Northeast Utilities
     Service Company                   Service Company
     P.O. Box 270                      P.O. Box 270
     Hartford, Connecticut             Hartford, Connecticut
     06141-0270                        06141-0270

The Application/Declaration in this File, as amended, is hereby amended as follows:



     Paragraph 1 is deleted and replaced in its entirety as follows:



     "1.    The Applicants are seeking authority under the Public Utility

Holding Company Act of 1935 (the "1935 Act" or "Act") in connection with the acquisition by Northeast Generation Company ("NGC") of certain generating assets that are currently owned by The Connecticut Light and

Power Company ("CL&P) and Western Massachusetts Electric Company

("WMECO").  Specifically, Northeast Utilities ("NU") requests authority to enter into two assumption agreements (collectively, the "Assumption

Agreement") in connection with the acquisition by NGC, its indirect subsidiary (the "Transaction").  In addition, NU requests an order modifying the percentage limitation on investments in Exempt Wholesale

Generator ("EWG") which may be made. Specifically, NU requests authority to invest in and guarantee the obligations of NGC to the extent necessary for NGC to consummate the Transaction through and including June 30, 2001

(the "Investment Period"), but which, when aggregated with NU's

"aggregate investment" in EWGs would not exceed 100% of its consolidated

retained earnings.   Finally, to the extent such transaction is not

authorized by rule or otherwise, the Applicants seek authority for

Northeast Generation Services Company ("NGS") to provide certain services to NGC at other than cost.



     Paragraphs 12 and 13 are deleted and replaced in their entirety as follows:



     "12.   To finance the acquisition of the Utility  Assets, NGC

negotiated a financing transaction with several financial institutions

("Banks"), whereby Banks would provide financing to NGC in two separate tranches.  Tranche A would consist of a credit facility of up to $415 million.  This amount would be repaid concurrently with the funding of the credit facility, using funds provided to NGC by NU, through NUEI through the Investment Period, pursuant to Section 12(b) and Rule

45(b)(4) thereunder.(2)   Tranche B would consist of a senior secured

364-day loan facility in an amount up to $500 million from Banks.  Both

Tranche A and Tranche B will be secured by various means, including by a mortgage on the Utility Assets.  NGC presently plans to repay the funds provided under tranche B from the proceeds of a capital markets transaction pursuant to authority available under Rule 52.

___________________

 FN(2) NU would obtain the necessary funds to make such contribution to

NUEI out of a combination of (i) dividends paid to NU by CL&P and WMECO,

(ii) the repurchase from NU of a portion of the stock of CL&P and WMECO by the respective companies and (iii) to the extent necessary, funds available to it from other sources.  CL&P and WMECO would use approximately $400 million of the proceeds from the sale of the Utility

Assets to make such payments.  CL&P and WMECO are filing a separate application/declaration on Form U-1 for authorization to upstream the

Returned Capital to NU in this fashion.  See, Northeast Utilities, File

No 70-09541 (August 26, 1999).



13.     NU will contribute up to $475 million (including the $415 million referenced in paragraph 12 above) to NUEI, which will, in turn,

contribute it to NGC through the Investment Period (the "Equity

Investment").  NGC will concurrently apply these funds to repay tranche A to Banks, pay additional transaction costs and retain the balance for working capital purposes."




SIGNATURES



    Pursuant to the requirements of the Public Utility Holding Company

Act of 1935, as amended, the undersigned companies have duly caused this

Amendment to be signed on their behalf by the undersigned thereunto duly authorized.



Date: November 18, 1999



                      NORTHEAST UTILITIES

                      NORTHEAST GENERATION
                           SERVICES COMPANY


                   By:    /s/ John J. Roman
                   Name:  John J. Roman
                  Title:    Vice President and Controller